BRITISH
COLUMBIA

Number: BC0751250

CERTIFICATE
OF
CHANGE OF NAME

BUSINESS CORPORATIONS ACT

I Hereby Certify that ARCO RESOURCES CORP. changed its name to CANNEX CAPITAL HOLDINGS INC. on March 12, 2018 at 04:11 PM Pacific Time.

Issued under my hand at Victoria, British Columbia
On March 12, 2018

CAROL PREST
Registrar of Companies
Province of British Columbia
Canada

ELECTRONIC CERTIFICATE